Exhibit 10.2

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”), dated as of April 18, 2019 (the “Effective Date”), by and between APPLIED ENERGETICS, INC., a Delaware corporation (the “Company”), and Greg Quarles, an individual having an address at __________ _____________________________ (“Quarles”).

WITNESSETH:

WHEREAS, the Company wishes to retain the services of Quarles as its Chief Executive Officer, and Quarles has agreed to provide such services on the terms and conditions set forth herein; and

WHEREAS, as of the date hereof, the Board of Directors has appointed Quarles to serve as a director of the Company, effective May 6, 2019, until such time as his successor has been duly elected and qualified;

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties set forth herein, it is hereby agreed as follows:

1.                   Employment. Company hereby employs Quarles as Chief Executive Officer to perform, and Quarles agrees to perform, the services (“Services”) set forth in the Statement of Work attached hereto as Exhibit A the (“Statement of Work”). In addition, effective May 6, 2019, Quarles is appointed to the Board of Directors of the Company.

2.                  Extent of Services; Availability. Beginning May 6, 2019 (the “Commencement Date”), Quarles agrees to perform the Services for the Company during the Employment Period of this Agreement (as defined in Exhibit A hereto). . Quarles shall perform the Services on a full-time basis. Quarles agrees to perform the Services to the best of his ability and in a diligent and conscientious manner, and to devote appropriate time, energies and skill to those duties called for hereunder and to comply with all Company rules and policies during the Employment Period of this Agreement.

3.                   Compensation and Reimbursement.

a.       Cash Compensation. As compensation for the Services, the Company shall pay Quarles a cash salary at a rate of $250,000 per annum, payable in equal monthly installments for each month during the Employment Period hereof, commencing on the Commencement Date (“Base Compensation”). Quarles shall also be eligible to receive a discretionary bonus as authorized by the Board of Directors, which shall be paid to Quarles within sixty (60) days of the conclusion of the fiscal year to which such bonus relates.

b.       Additional Cash Compensation. The Company acknowledges that Quarles sits on four (4) other boards of directors. Although Quarles has no conflict of interest and does not anticipate that any time conflicts will arise from these board seats which will interfere with his duties to the Company at the present time, either such conflict may arise in the future. In the event of either such conflict, Quarles shall resolve the conflict in favor of the Company. Should the Company’s Board of Directors require that Quarles resign from one or more of these boards, other than as a result of a conflict of interest or time conflicts which interfere with his duties to the Company, the Company shall pay Quarles a single lump sum payment equivalent to the annual compensation that Quarles would have received from each board from which the Board of Directors requires that he resign.

c.       Equity Compensation. Upon signing of this Agreement, the Company shall issue to Quarles options to purchase up to 500,000 shares of its common stock, exercisable at $0.35 (FMV) per share, which will vest six (6) months from the Effective Date. As additional compensation for the Services, on the Commencement Date, the Company shall issue to Quarles options to purchase up to 4,500,000 unregistered shares of its common stock, valued at $0.35 (FMV) per share, which shall proportionally vest in six (6) semi-annual installments of 750,000 shares over a period of three (3) years so long as Quarles is employed as of the date of the semi-annual vesting. . Quarles shall be entitled to keep options to purchase up to 2,000,000 shares of the Company’s common stock which he received pursuant to the Consultant Stock Option Grant Agreement, dated as of March 28, 2017 (the “Prior Option Agreement”), at an exercise price of $0.05 per share being the fair market value on the date of issuance. Such options shall vest with respect to 500,000 shares upon the Effective Date and the remaining 1.5 million shares upon the Company receiving revenues, in the amounts set forth in Exhibit B hereto, as a direct result of customer leads previously generated for the Company by Quarles and specified in writing by mutual agreement of the Parties hereto. The parties agree that this paragraph 3.c. shall supersede any and all grant or vesting provisions in Prior Option Agreement and such provisions are hereby eliminated and of no further force or effect.

d.       From and after the Commencement Date, Quarles shall receive group health benefits provided by the Company, for which the Company will pay the full premium without any cost to Quarles. In addition, other benefits Quarles shall receive include the following, once established by the Company, which it shall use reasonable efforts to so establish within six months from the Commencement Date:

i.	Full health (by payment of existing COBRA premium), eye and dental insurance plan;

ii.	Life insurance of three times (3x) annual salary;

iii.	SIMPLE IRA plan with industry matching standards;

iv.	Five (5) weeks of vacation

v.	Long-term and short-term disability coverage based on an industry calculation and a maximum premium of $500 per month

vi.	Company-issued cell phone with monthly plan

e.       The Company shall reimburse Quarles for all necessary and appropriate travel and miscellaneous expenses incurred by Quarles on behalf of the Company upon submission of written receipts for such expenses and provided such expenses have been approved in writing, in advance, by Company management. Quarles shall render invoices for expenses to the Company, in accordance with Company’s practices, within five days after the month in which each such expenses occurred. In addition, the Company shall reimburse Quarles for any necessary relocation expenses incurred by Quarles and invoiced to the Company, not to exceed $50,000. In the event that such reimbursement results in a taxable event to Quarles, then Quarles shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Quarles of all taxes (including any interest or penalties, other than interest and penalties imposed by reason of Quarles’s failure to file timely a tax return or pay taxes shown due on his return, imposed with respect to such taxes, but not including any tax imposed upon the Gross-Up Payment), Quarles retains an amount of the Gross-Up Payment equal to the tax imposed upon the payments. In the event Quarles voluntarily terminates his employment with the Company without Good Reason, or the Company terminates Quarles for “cause”,(as defined in Section 9 hereof) within a 24-month period of the Commencement Date, Quarles will be responsible to repay these relocation costs back to the Company pro rata for any months during such 24-month period in which he does not serve.

4.              Confidential Information. Quarles understands that Quarles’s relationship to the Company creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to Quarles by the Company or by the business of any affiliate, customer or supplier of the Company or any other party with whom the Company agrees to hold information of such party in confidence (“Confidential Information”). Such Confidential Information includes but is not limited to plans, research, know-how, trade secrets, specifications, drawings, sketches, models, samples, data, technology, computer programs, documentation, relating to software, computer systems, source code, object code methodologies, product development, distribution plans, contractual arrangements, profits, sales, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information, including information related to inventions, which is not publicly available and can be communicated by any means whatsoever, including without limitation oral, visual, written and electronic transmission.

At all times, both during the term of this Agreement and after its termination, Quarles will keep and hold all Confidential Information in strict confidence and trust, and Quarles will not use or disclose any of such Confidential Information without the prior written consent of the Company, whether such Confidential Information was obtained prior to or during the term of this Agreement. Upon termination of his relationship with the Company, Quarles will promptly deliver to the Company all documents and materials of any nature pertaining to Quarles’s work with the Company, and Quarles will not take any documents or materials or copies thereof containing any Confidential Information. Quarles represents and warrants that during any period prior to this Agreement in which Quarles may have received or otherwise had access to Confidential Information, Quarles did not disclose any such Confidential Information.

Quarles agrees to notify the Company immediately upon discovery of (1) any unauthorized disclosure of Confidential Information, (2) any use of Confidential Information other than in pursuance of Quarles’s business relationship with the Company, and (3) any other breach of this Agreement by Quarles, and Quarles will cooperate with the Company in every reasonable way to help the Company regain possession of the Confidential Information and prevent its further unauthorized use.

Confidential Information shall not include that information otherwise defined as Confidential Information that (1) entered the public domain without a breach by Quarles of any obligation owed the Company, (2) became demonstrably known to Quarles prior to the Company’s disclosure of such information to Quarles, or (3) became known by or available to Quarles from a source other than the Company subsequent to the Company’s disclosure of such information to Quarles, without any breach of any obligation of confidentiality owed to the Company.

5.              Work Product. Quarles understands and agrees that all work performed by Quarles for, on behalf of or in collaboration with, the Company or its employees or affiliates, and any intellectual property created or derived therefrom (“Work”), is on a “work-for-hire” basis, and Quarles hereby assigns and transfers and, to the extent any such assignment cannot be made at present, will assign and transfer, to the Company and its successors and assigns all his right, title and interest in and to any and all intellectual property, including without limitation, all patents, patent applications, inventions, copyrights, software, mask works, designs, and works of authorship, whether or not patentable or copyrightable, related to or arising out of the Work (“Developments”). Such Developments shall be considered confidential and proprietary information of the Company which shall have all right title and interest therein. Quarles shall assist the Company in every proper respect to obtain, and from time to time enforce, proprietary rights relating to the Developments in any and all countries. To that end, Quarles agrees that he will execute, verify, and deliver such documents or assignments and perform such other acts as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such proprietary rights and the assignment thereof. The obligation to assist the Company under this Section 5 shall continue beyond the termination of this Agreement.

6.                Company Property. During the term of this Agreement and after its termination, Quarles will not use any Company Property for any purpose other than for the benefit of the Company. Upon termination of his relationship with the Company, or at any time at the request of the Company, Quarles will return all Company Property. Quarles will also return all copies of Company Property, and any work product derived from Company Property. “Company Property” means Confidential Information of the Company, customer lists, prospect lists, forms, manuals, records, correspondence, contracts, notes, memoranda, notebooks and other documents of the Company, software media, equipment, and other intangible and tangible property owned by the Company including, without limitation, any and all of the Assets.

7.                Non-Competition. During the term of this Agreement and for a period of two years following termination of his relationship with the Company for any reason, Quarles will not, either alone or jointly with others or as an agent, consultant or employee of any person, firm or company, directly or indirectly, voluntarily or involuntarily, carry on or engage in any activity or business which is or may reasonably be in competition with the business of the Company or any of its affiliates, successors or assigns.

8.                Non-Solicitation. During the term of this Agreement and for a period of two years following termination of his relationship with the Company for any reason, Quarles will not, either alone or in association with others (i) solicit, divert, take away, encourage or attempt to divert or take away the business or patronage of any of the clients, customers or business partners of the Company which were contacted, solicited or served by the Company or any of its affiliates during the 12-month period prior to the termination or cessation of the Quarles’s service to the Company; (ii) solicit, induce or attempt to induce any employee or independent contractor of the Company or its affiliates to terminate their employment or other engagement with the Company or any such affiliate; (iii) hire, recruit or attempt to hire, or engage or attempt to engage as an independent contractor, any person who was employed or otherwise engaged by the Company or any of its affiliates at any time during the term of this Agreement.

9.                   Term; Termination.

a. The employment of Quarles hereunder by the Company shall commence as of the Effective Date and shall continue until the end of the Employment Period specified on Exhibit A, unless terminated previously in accordance with this Section 9. The date of termination under Exhibit A and this Section 9 shall be the “Termination Date”. This Agreement may be terminated for cause by the Company at any time, which shall be effective immediately without further notice. For purposes of this Section 9, the term “cause” shall mean any (i) material breach of this Agreement by Quarles which remains uncured for 10 days following notice thereof, (ii) gross negligence or willful misconduct by Quarles in the performance of the Services, (iii) any action taken by Quarles which is reasonably likely to cast the Company in an unfavorable light or bring negative publicity to the Company or (iv) the unavailability, inability or refusal of Quarles to perform the Services hereunder in accordance with the criteria listed in Exhibit A.

b. In addition, Quarles may terminate this Agreement for Good Reason at any time, which shall be effective immediately without further notice. “Good Reason” shall mean: (1) material breach of this Agreement by the Company which remains uncured for 10 days following notice thereof; (2) a material change to the Services, duties, authority or responsibilities assigned to Quarles under this Agreement, absent mutual agreement; (3) a change to Quarles’ title from CEO, absent mutual agreement; (4) any reduction to the compensation and/or benefits stated in Paragraphs 3(a) and (3)(d), absent mutual agreement; (5) the Company becomes either insolvent or in non-SEC reporting “shell” status within two years of the Commencement Date; or (6) the failure to raise outside funding and establish a reserve of cash sufficient for operations within two years of the Commencement Date. “Good Reason” shall also include a “change in control” (as hereinafter defined) of the Company. “Change in control” for purposes of this Agreement shall mean: the sale or disposition of more than 50% of the voting stock; a merger, consolidation, or share exchange that results in less than 50% of the voting stock remaining with the current owners; or a sale of all or substantially all of the assets of the Company. In the event of a change in control at any time, any unvested equity compensation awarded by the Company to Quarles prior to the date of such change in control shall vest in full immediately prior to such change in control.

c. This Agreement may be terminated by the Company without cause or by Quarles without Good Reason by providing sixty (60) days’ written notice (“Notice Period”) to the other Party. The end of the Notice Period shall be the Termination Date. The Company may waive the Notice Period following a notice from Quarles and not require Quarles to work through the Notice Period, so long as the Company pays Quarles his monthly base compensation under Section 3 hereof through the end of the otherwise applicable Notice Period. Upon notice from the Company, Quarles may terminate employment at any point during the Notice Period, and the Company must comply with Paragraph 9(e). A Non-Renewal Notice shall be treated as a termination without cause or without Good Reason, as applicable.

d. In the event of a termination of this Agreement by Quarles with Good Reason: the Company shall pay any unpaid Base Compensation due under Paragraph 3(a) as of the Termination Date; any unvested options under Paragraph 3(c) shall vest; the Company shall pay Quarles for any unpaid expenses due under Paragraph 3(e); and, furthermore, the Company shall continue to pay Quarles his monthly Base Compensation under Paragraph 3(a) and any Company health and life insurance benefits under Paragraph 3(d) until he has secured full-time employment, but not to exceed a period of (i) twenty-four (24) months from the Commencement Date or (ii) three months from the Termination Date, whichever is later. The payment will include any pro-rata bonus for the final year of employment based upon the bonus for the previous year and a comparison of the profitability of the Company for the current year against the previous year, but no further bonuses shall be due following the Termination Date.

e. In the event of a termination of this Agreement for cause by the Company or by Quarles without Good Reason, Quarles shall receive: any unpaid Base Compensation due under Paragraph 3(a) through the Termination Date; any unpaid expenses due under Paragraph 3(e); and benefits under Paragraph 3(d) through the Termination Date. However, Quarles will not be entitled to any further Base Compensation from the Termination Date or any payment of bonus (other than any bonus for any previous fiscal year(s) that remains unpaid), and Quarles shall forfeit any equity compensation remaining unvested at such date.

f.  In the event that this Agreement is terminated by the Company at any time following the Commencement Date, other than for cause, the Company shall pay any unpaid Base Compensation or signing bonus due under Paragraph 3(a); any unvested options under Paragraph 3(c) shall vest; the Company shall pay Quarles for any unpaid expenses due under Paragraph 3(e); and, furthermore, the Company shall continue to pay Quarles his monthly Base Compensation under Paragraph 3(a) and Company benefits under Paragraph 3(d) until he has secured full-time employment, but not to exceed a period of (i) twenty-four (24) months from the Commencement Date or (ii) three months from the Termination Date, whichever is later. The payment will include any pro-rata bonus for the final year of employment based upon the bonus for the previous year and a comparison of the profitability of the Company for the current year against the previous year, but no further bonuses shall be due following the Termination Date.

10.              No Conflicting Obligations; No Breach. Quarles represents and warrants that Quarles is, and at all times during the term of Employment under this Agreement will be, under no obligation to any third party that would interfere with, or restrict Quarles’s rendering to the Company of the Services hereunder. Quarles represents that Quarles’s performance of Services will not breach any work product assignment, proprietary information or other agreement with any former or current employer or other party. Quarles hereby indemnifies and agrees to defend and hold the Company harmless from and against any and all damages, liabilities, losses, costs and expenses (including, without limitation, reasonable attorneys’ fees) resulting or arising from any breach of the representations and covenants contained in this Agreement.

11.            Indemnification. In the event that Quarles is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than any Proceeding initiated by the Quarles or the Company (i) related to any contest or dispute between Quarles and the Company with respect to this Agreement (ii) Quarles’s employment hereunder or (iii) any other written agreement, by reason of the fact that Quarles is or was a director or officer of the Company, Quarles shall be indemnified and held harmless by the Company to the maximum extent permitted under applicable law from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys’ fees) (“Losses”); provided, however, that Quarles shall not be indemnified or held harmless against any Losses that are the result of Quarles’ gross negligence, bad faith or willful misconduct. Costs and expenses incurred by Quarles in defense of such Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; and (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought. Further, during the Employment Period and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage to Quarles on terms that are no less favorable than the coverage provided to other similarly situated directors and/or executives of the Company).

  12.              Governing Law; Jurisdiction. This Agreement will be governed and interpreted in accordance with the internal laws of the State of Arizona without regard to or application of choice of law rules or principles. The Parties submit to the exclusive jurisdiction, and venue shall be deemed proper, in the courts in the State of Arizona, located in the County of Pima.

  13.              Notices. All notices required to be given under the terms of this Agreement or which any of the parties desires to give hereunder shall be in writing and personally delivered, sent by registered or certified mail, return receipt requested, or by overnight courier, in each case, to the address first set forth above. Any party may designate a change of address at any time by giving written notice thereof to the other parties.

  14.              Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

  15.              No Waiver. None of the provisions of this Agreement shall be deemed to have been waived by any act or acquiescence on the part of the Company, its agents, employees or Quarles, but only by an instrument in writing signed by an authorized officer of the Company or Quarles. No waiver of any provision of this Agreement shall constitute a waiver of any other provision(s) or of the same provision on another occasion.

  16.              Entire Agreement. This document and its related attachments contain the entire agreement between Quarles and the Company regarding the terms of Quarles’s Employment by the Company. Any amendment to these terms must be in writing and must be signed by Quarles and the Company.

17.                   Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other (any purported assignment hereof in violation of this provision being null and void).

18.                   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

19.                   Survival. Sections 4 and 6-11shall survive termination of this Agreement.

20.	Internal Revenue Code Section 409A.

a.           General. It is the intention of both the Company and Quarles that the benefits and rights to which Quarles could be entitled pursuant to this Agreement comply with Section 409A of the Code, to the extent that the requirements of Section 409A are applicable thereto, and the provisions of this Agreement shall be construed in a manner consistent with that intention. If Quarles or the Company believes, at any time, that any such benefit or right that is subject to Section 409A does not so comply, it shall promptly advise the other and shall negotiate reasonably and in good faith to amend the terms of such benefits and rights such that they comply with Section 409A (with the most limited possible economic effect on Quarles and on the Company). Notwithstanding the foregoing, the Company shall have no liability with regard to any failure to comply with Section 409A of the Code. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Section 409A of the Code, each installment shall be treated as a separate payment.

b.           Distributions on Account of Separation from Service. If and to the extent required to comply with Section 409A of the Internal Revenue Code, as amended from time to time, and its implementing regulations and guidance (“Section 409A”), any payment or benefit required to be paid under this Agreement on account of termination of Executive’s employment or service (or any other similar term) shall be made only in connection with a “separation from service” with respect to Quarles within the meaning of Section 409A.

c.           No Acceleration of Payments. Neither the Company nor Quarles, individually or in combination, may accelerate any payment or benefit that is subject to Section 409A, except in compliance with Section 409A and the provisions of this Agreement, and no amount that is subject to Section 409A shall be paid prior to the earliest date on which it may be paid without violating Section 409A. Notwithstanding anything herein to the contrary or otherwise, except to the extent any expense or reimbursement provided pursuant to this Agreement does not constitute a “deferral of compensation” within the meaning of Section 409A (i) the amount of expenses eligible for reimbursement provided to Quarles during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to Quarles in any other calendar year, (ii) the reimbursements for expenses for which Quarles is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

APPLIED ENERGETICS, INC.		GREG QUARLES, an Individual Consultant/Employee

By:	/s/ Bradford Adamczyk	/s/ Greg Quarles
	Bradford Adamczyk, PEO	Greg Quarles

Exhibit A

STATEMENT OF WORK

Engagement Period:

Unless this Agreement is terminated sooner in accordance with the provisions hereof, the Engagement Period shall be three years commencing on the Commencement Date, renewable thereafter for sequential one-year periods, upon mutual agreement of the parties.

General Duties and Tasks:

Quarles shall perform any and all tasks which are normally incumbent on a Chief Executive Officer or as shall be reasonably requested by the Company’s Board of Directors from time to time, including without limitation the following:

1.	Develop Strategic roadmap for the company to include product strategy, marketing and sales activities and deliver financial milestones;

2.	Assist the scientific team in developing strategies and areas of focus to deploy development and R&D capital;

3.	Manage key relationships with customers in the DOD and other markets;

4.	Lead the management team in a professional manner and execute with a high level of dequorim in the best interest of the company and it’s employees and customers; and

5.	Actively engage with the Board of Directors and shareholders through standard director and shareholder meetings, conferences and investor calls; and

6.	Oversee internal controls over financial reporting as well as disclosure controls and procedures for accuracy of reporting.

Exhibit B

VESTING OF PREVIOUSLY ISSUED OPTIONS

Up to 500,000 shares on the Effective Date;

up to an additional 250,000 shares upon achievement of the first $1 million of revenues;

up to an additional 250,000 shares upon achievement of the next $2 million of revenues;

up to an additional 1 million shares upon achievement of the next $5 million of revenues.

13